

14041911

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOV 19 2014

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8-49944

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2013 ___ AND ENDING June 30, 2014
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2425 Camino Del Rio South #200
                                  (No. and Street)

San Diego ___ CA ___ 92108
(City) ___ (State) ___ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rod Michel ___ 619.739.4559
                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ralston, Thomas A.
                    (Name – if individual, state last, first, middle name)

41874 Sixth Street ___ Temecula ___ CA ___ 92590
(Address) ___ (City) ___ (State) ___ (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Rodney P. Michel_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___World Trade Financial, Corporation_____, as
of _June 30_____, 20_14___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                              Signature

                                                                    President_____
                                                                              Title

_____
          Notary Public

ANASTASIA VLASOV
COMM. #2024810
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. MAY 16, 2017

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WORLD TRADE FINANCIAL CORPORATION

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

YEARS ENDED JUNE 30, 2014 AND 2013

TOGETHER WITH INDEPENDENT AUDITOR'S REPORTS THERON

WORLD TRADE FINANCIAL CORPORATION
YEARS ENDED JUNE 30, 2014 AND 2013
TABLE OF CONTENTS

Thomas A. Ralston
Certified Public Accountant

41874 Sixth Street
Temecula, California 92590

Phone: 951-296-9030
Fax: 951-296-9033
tomralstoncpa@yahoo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of World Trade Financial,

We have audited the accompanying statement of assets and liabilities of World Trade Financial, as of June 30, 2014, and the related statements of operations, comprehensive income, stockholders' equity, and cash flows for the year ended June 30, 2014. World Trade Financial's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Trade Financial, as of June 30, 2014, and the results of its operations and its cash flows for the year ended June 30, 2014 in conformity with accounting principles generally accepted in the United States of America.

We have reviewed management's statements, included in the accompanying Exemption Report, in which World Trade Financial identified the following provisions of 17 C.F.R. § 15c3-3(k) under which World Trade Financial claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) World Trade Financial stated that World Trade Financial met the identified exemption provisions throughout the most recent fiscal year without exception. World Trade Financial's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about World Trade Financial's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas A. Ralston, CPA

TEMECULA, CA
City   State

OCTOBER 1, 2014
Report Date

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2014 AND 2013

ASSETS

	2014	2013
CURRENT ASSETS:		
Cash and cash equivalents	$ 109,994	$ 185,654
Receivables, net	-	885
Commission Advance	40,096	-
Due from Clearing Accounts	51,306	71,815
Due from Employee	34,050	41,399
Investments, at market value:		
Trading securities	57,049	15,433
Deposits with clearing brokers	271,050	293,548
Other assets and deposits	2,250	1,800
Prepaid Expenses	6,261	12,543
Total current assets	572,056	623,077
FIXED ASSETS:		
Furniture and equipment, net of accumulated depreciation (note 3)	8,670	13,250
Total assets	$ 580,726	$ 636,327

The accompanying notes are an integral part of the financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

	2014	2013
CURRENT LIABILITIES:		
Accounts Payable	$ 96,081	$ 54,362
Payable to clearing brokers	-	5,568
Other Current Liabilities	13,961	90,682
Income taxes payable - current	-	9,784
Loans Payable	58,639	-
Accrued Commissions	12,829	-
Total current liabilities	181,510	160,396
LONG TERM LIABILITIES:		
Notes payable (note 7, note 11)	166,175	276,040
Contingent Liability (note 7)	-	45,000
Total liabilities	347,685	481,436
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value; authroized 5,000,000; no shares issued and outstanding	-	-
Common stock, no par value; authorized 20,000,000 issued and outstanding 4,675,000	63,985	63,985
Additional paid in capital	2,007,496	1,772,496
Accumulated deficit	(1,838,440)	(1,681,590)
Total shareholders' equity	233,041	154,891
Total liabilities and shareholders' equity	$ 580,726	$ 636,327

The accompanying notes are an integral part of the financial statements.

	2014	2013
Revenues:		
Commissions	$ 1,779,239	$ 780,470
Interest	271	646
Realized gains (losses)	-	490
Unrealized gains (losses)	(18,229)	(2,912)
Other	27,057	39,213
Total revenues	1,788,338	817,907
Expenses:		
Clearing	-	97,914
Compliance	23,153	-
Depreciation	4,580	4,580
Employee compensation and benefits	1,161,258	499,699
General and administrative	134,511	254,076
Professional services	159,679	50,126
Regulatory Fine	22,668	295,000
Service Providers	438,369	251,114
Total expenses	1,944,218	1,452,509
Net (loss) income before other income and expenses	(155,880)	(634,602)
Income taxes	(971)	133,716
Interest Expense	-	(3,344)
Total other income and expense	$ (971)	130,372
Net (loss) income before income taxes	-	-
Net (loss) income before income taxes	$ (156,851)	$ (500,886)

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2014 AND 2013

| | Common stock | | Additional Paid in | Accumulated | |
	Shares	Amount	Capital	Deficit	Total
Balance, June 30, 2013	4,675,000	63,985	1,772,496	(1,681,590)	154,891
Net Income/Loss			235,000	(156,851)	78,149
Change in retained earnings					
Balance, June 30, 2014	4,675,000	$ 63,985	$ 2,007,496	$ (1,838,441)	$ 233,040

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
STATEMENTS OF CASHFLOWS
FOR THE YEARS ENDED JUNE 30, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVTIES:		
Net (loss) income	$ (156,851)	$ (504,230)
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Depreciation decrease in deferred taxes	-	191
Decrease (increase) in assets:		
Receivables	20,509	(72,700)
Decrease in employee loan	7,349	-
Trading securities	(41,616)	(12,956)
Deposits with clearing broker	22,498	47,640
Other assets and deposits	(450)	5,687
Decrease in prepaid expenses	6,282	-
Decrease in fixed assets	(4,580)	31,335
Increase (decrease) in liabilities:		
Accounts payable	41,719	43,140
Other current liabilities	(76,721)	77,013
Income Taxes Payable	(9,784)	(159,021)
Payable to clearing broker	(5,568)	(888)
Decrease in note payable	(109,865)	276,040
Decrease in contingent liability	(45,000)	45,000
Increase in commission advance	40,096	-
Increase in loan payable	58,639	-
Increase in commission payable	12,829	-
Net cash flows used in operating activities	(240,514)	(223,749)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in retained earnings	- #	-
Capital contributions	235,000	324,768
Net cash provided by financing activities		324,768
Net increase (decrease) in cash and cash equivalents	(75,660)	101,019
Cash and cash equivalents at the beginning of the year	185,654	236,457
Cash and cash equivalents at the end of the year	$ 109,994	$ 337,476

The accompanying notes are an integral part of the financial statements.

WORLD TRADE FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014 AND 2013

NOTE 1 – ORGANIZATION

Organization and Business

World Trade Financial Corporation (formerly knows as "Amber Securities Corporation") (incorporated in Nevada on July 18, 1996), obtained a California Certificate of Qualification on September 15, 1997 and began using its current name on April 27, 1999. The company began doing business on January 6, 1998 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded. The Company's client base is in both domestic and foreign markets, and the Company utilizes the Internet to facilitate its trading activity.

NOTE 2 – ACCOUNTING POLICIES

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its bank account at a financial institution located in California. The account at this bank is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At June 30, 2014 and 2013, the Company's uninsured cash balances totaled $0. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

The Company maintains its clearing accounts at two financial institutions located in Nebraska and Texas. The accounts at these institutions are insured by the Securities Investors Protection Corporation (SIPC) up to $100,000. The Company has not experienced any losses in such accounts.

NOTE 2 – ACCOUNTING POLICIES (Continued)

Receivables

All receivables consist of clearing broker dealer balances which result from daily and recurring trade transactions. Due to the general nature of these receivables, the amounts are generally fully collected within ten days of closing of transactions throughout the year. As of June 30, 2014, amounts due from clearing accounts were $51,306.

Recognition of Revenue

Commission revenue and related sales commissions which result from the trading of securities are recorded as they are earned.

Financial Instruments

The carrying of value of current assets and liabilities approximates fair value due to the short-term maturities of these assets and liabilities as of June 30, 2014 and 2013.

Nature of Business

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues, other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future revenues.

NOTE 3 – FURNITURE AND EQUIPMENT

Furniture and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to seven years. Leasehold improvements are depreciated on the straight-line basis for a useful life of fifteen years.

	2014	2013
Furniture and Equipment	$ 54,904	$ 54,904
Leasehold Improvements	4,207	4,207
	59,111	59,111
Less: Accumulated Depreciation	(50,441)	(45,861)
Net Fixed Assets	$ 8,670	$ 13,250

NOTE 4 – INCOME TAXES

The Company accounts for its income taxes under the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The Principal temporary differences in the recognition of income and expense for tax and financial reporting purposes arise from the use of accelerated depreciation for tax purposes and the timing of the payment of California Franchise taxes which are not currently deductible for federal income tax purposes.

The Company's benefit (provision) for income tax for the years ended June 30, 2014 and 2013 are as follows:

	2014	2013
Current taxes benefit (provision):		
Federal	$ 0	$ 0
State	(800)	(800)
Total current portion	(800)	(800)
Deferred taxes:		
Federal	0	0
State	0	0
Total deferred portion	0	0
Provision for income taxes	$ (800)	$ (800)

There are no Deferred Tax Liabilities for the periods ended June 30, 2014 and 2013.

At June 30, 2014, the Company has net losses of $1,838,440. Remaining NOL will be carried forward to future years.

NOTE 5 – SHAREHOLDER' EQUITY

On February 20, 2013, the Company's Board of Directors increased the number of shares of common stock authorized to 500,000,000 shares. The Board of Directors also established a preferred class of shares for which 5,000,000 shares were authorized. Currently there are no issued and outstanding shares of preferred stock.

The increase in the authorized common shares to 500,000,000 and corresponding additional paid in capital to the Firm by the majority shareholder ownership (in excess of 95%) resulted in the subsequent dilution of stock ownership.

WORLD TRADE FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014 AND 2013

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital as defined, not exceed 15 to 1, and the Company maintain minimum net capital of $100,000. At June 30, 2014 and 2013, the Company had net capital of $ 26,409 and ($21,446), respectively.

	2014	2013
Total assets	$ 580,726	$ 636,327
Total liabilities	(347,685)	(481,436)
Shareholders' Equity	233,041	154,891
Less non-allowable assets:		
Accounts receivable, net	0	0
Furniture, equipment and leasehold improvements	(8,670)	(11,765)
Haircuts on securities held and cash concentrations	0	0
Other assets	(8,557)	(64,572)
Non-allowable assets	(106,632)	(76,337)
Net capital	$ 126,409	$ 78,554

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2014	2013
Minimum net capital required (6-2/3 % of aggregate indebtedness or $100,000, whichever is greater)	$ 100,000	$ 100,000
Net capital in excess of amount required	$ 26,409	$ (21,446)
Aggregate indebtedness	$ 347,685	$ 481,436
Ratio of aggregate indebtedness to net capital	(2.75) to 1	(6.12) to 1

The Company does not carry customer accounts, nor does it hold customer securities or cash. It is exempt form Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934.

NOTE 7 – LITIGATION

FINRA Complaint

On March 28, 2008, the Financial Institution Regulatory Authority ("FINRA"), a self-regulatory organization of which the Company is a member, filed a Complaint naming the Company and three individuals associated with the Company as respondents. In essence, the Company was alleged to have sold unregistered securities of one issuer on behalf of three customers of the firm without an appropriate exemption from the registration requirements.

After having reviewed the Complaint, the Company and the individuals determined to contest the charges made against them. A hearing was held in May 2009 and an adverse decision was subsequently rendered against the Company and its principals. The decision became final on April 16, 2014. The decision imposed a fine of $45,000 against the Company along with incidental costs of $7,662. The fine represents a contingent liability on the Statement of Financial Condition.

Other complaints were also issued by FINRA. On January 22, 2013, the three individuals associated with the firm signed a letter of acceptance agreeing to the sanctions imposed by FINRA. A fine was imposed against the company in the amount of $250,000. Fines to the individuals were also initiated along with individual suspensions.

On April 24, 2014, The Firm signed a letter of acceptance agreeing to the sanctions imposed by FINRA. A fine of $27,500 was imposed against the firm, an installment payment plan was agreed to on May 12, 2014. A 25 percent down-payment was made and a promissory note was executed for the balance of $20,625. The terms of the note are 22 payments of $1,000 per month at 6.25 percent annual interest rate. The firm adjusted their books and records to reflect the monetary sanctions of $27,500, $45,000 and $250,000 as liabilities and increased its net capital via capital infusions of $220,000 and $45,000 respectively.

NOTE 8 – PENSION PLAN

The Company's pension plan at June 30, 2014 has a market value of $230,405.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is involved in legal action and insurance claims arising in the normal course of business. Management does not believe these claims will have a material effect on the financial statements of the Company.

NOTE 10 – LEASE

The Company's offices were located in a building owned by two shareholders of the company. The building was sold June 19, 2013. The Company now rents on a monthly basis offices at 2425 Camino Del Rio South for $1,800 per month. Rent expense for the years ended June 30, 2014 and 2013 was $23,400 and $24,302 respectively.

NOTE 11 – NOTE PAYABLE

Represents $100,000 known as a "Trading Account Deposit." The deposit is made in conjunction with the trading and market activities of the depositor.

NOTE 12 – GOING CONCERN

Because the company has incurred substantial losses in the prior two years it raises doubt as to the continuity of the Company.

NOTE 13 – SECURITIES ACCOUNT

Inventory Account	$ 78,190
Market Adjustment Longs	(21,142)
Total Inventory Account	$ 57,049

SUPPLEMENTARY INFORMATION

WORLD TRADE FINANCIAL CORPORATION
RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL WITH THAT OF THE COMPANY AS
INCLUDED IN PART IIA OF FORM X-17A-5
JUNE 30, 2014 AND 2013

	2014	2013
AGGREGATE INDEBTEDNESS		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 347,685	$ 436,435
Accrual adjustments (note 7)		45,000
Rounding		1
Aggregate indebtedness, as adjusted	$ 347,685	$ 481,436
NET CAPITAL		
Net capital, as reported Company's Paart IIA (Unaudited) FOCUS report	$ 126,409	$ 120,952
Other adjustments		(42,398)
	$ 126,409	$ 78,554

	2014	2013
Credit balances		
Free credit balances and other credit balances in customers' securities accounts	$ -	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-	-
Monies payable against customers' securities loaned	-	-
Customers' securities failed to receive	-	-
Credit balances in firm accounts attributable to principal sales to customers	-	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-	-
Market value of short security count differences over 30 calendar days	-	-
Market value of short securities and credits in all suspense accounts over 30 calendar days	-	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	-	-
Debit balances:		
Debit balances in customers' accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	-	-
Failed to deliver of customers' securities not older than 30 calendar days	-	-
Excess of total credits over total debits	$ -	$ -

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provision of SEC Rule 15c3-3 subparagraph (k)(2)(ii). The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

	2014	2013

State the market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce the possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

	2014	2013
Rule 15c3-3	NONE	NONE
Number of Items	NONE	NONE

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations"

	2014	2013
as permitted under Rule 15c3-3	NONE	NONE
Number of Items	NONE	NONE

The Company is exempt from SEC Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and , accordingly, has no possession or control requirements.

SIPC SUPPLEMENTAL REPORT

In my opinion, the assessments were determined fairly in accordance with the applicable instructions and forms.

The calculations of assessments were determined to be accurate. The disbursements were recorded correctly. There are no adjustments, nor overpayments reflected in form SIPC-7. There was no difference in my calculation and the firm's calculation.

In my opinion, the SIPC-7 assessments are fairly stated in all material respects.

Thomas A. Ralston
Certified Public Accountant

41874 Sixth Street
Temecula, California 92590

Phone: 951-296-9030
Fax: 951-296-9033
Email: tomralstoncpa@yahoo.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
World Trade Financial Corporation
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of World Trade Financial Corporation as of and for the year ended June 30, 2014, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we considered to be a

- 16 -

material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of World Trade Financial Corporation for the year ended June 30, 2014, and this report does not affect our report thereon dated October 1, 2014.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2014 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Thomas A. Ralston, CPA
Temecula, California
October 1, 2014